News Announcement

CONTACT:

Richard E. Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc 416/596-7664	Robert L. Rinderman Purdy Tran Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

VITRAN MANAGEMENT TO PARTICIPATE ON INDUSTRY PANEL AT
BB&T LOGISTICS & TRANSPORTATION CONFERENCE

- Less-Than-Truckload Panel to be Webcast Live -

TORONTO, ONTARIO (October 28, 2003) — Vitran Corporation Inc. (TSX:VTN.A, AMX:VVN), a North American transportation and logistics firm, is scheduled to participate in the BB&T Capital Markets 19th annual Logistics & Transportation Conference on Wednesday, November 5, 2003. Vitran CEO Rick Gaetz will join other less-than-truckload executives on a panel discussing the opportunities and challenges facing the LTL industry at approximately 10:10 a.m. EST at The Hotel InterContinental — The Barclay in New York City.

Interested parties can access a live audio webcast of the LTL panel at the Company’s web site, www.vitran.com, under the Investor Relations section. A replay of the presentation will be available by the end of the day and will be archived for 60 days.

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit the website at www.vitran.com.

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